SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

NOTICE TO THE MARKET

Grand Cayman, Cayman Islands, December 29, 2023 – Nu Holdings Ltd. (“Nu Holdings”, "Nu" or “Company”) hereby informs its shareholders and the market that, on this day, the Brazilian Central Bank granted Nu Pagamentos S.A. – Instituição de Pagamento ("Nu Pagamentos") approval for the implementation of the Alternative Standardized Approach ("ASA") methodology. Effective today, the ASA methodology will supersede the Basic Indicator Approach ("BIA") methodology in calculating the portion of risk-weighted assets associated with determining the operational risk capital requirement for the prudential conglomerate of Nu Pagamentos in Brazil ("Nu Brazil").

It is anticipated that this transition will yield a reduction in operational risk capital requirements for Nu Brazil. Illustratively, had the ASA methodology been in place at the end of September 2023, the required capital of Nu Brazil would have been reduced by USD 152 million and its capital adequacy ratio ("CAR") would have been 12.5%. Please note that the above-mentioned capital adequacy ratio does not consider the excess capital held by Nu Holdings, which, as of September 30, 2023, amounted to USD 2.3 billion.

For further information or inquiries, please contact our Investor Relations department.

Investor Relations

Jörg Friedemann

investors@nubank.com.br

Media Relations

Rafael Corrêa

press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  December 29, 2023